Statement Re: Computation of Ratios	Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net loss or income before income tax expense plus fixed charges to the extent that these charges are included in the determination of net loss or income and exclude undistributed earnings or losses of equity investments. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals).

In thousands of U.S. dollars except ratios	For the year ended December 31,
	2011		2010		2009		2008		2007
Earnings - excluding undistributed equity investments	$(513,919)		$839,955		$1,525,601		$52,140		$800,780
Add:
Income taxes	68,972		128,784		262,090		9,705		81,748
Fixed charges:
Interest expense, net of applicable taxes	48,949		44,413		19,767		38,756		48,243
Interest credited to life policyholders (1)	11,030		8,665		7,610		8,983		8,073
Interest credited to retrocessionnaires on funds held on reinsurance treaties	108		962		1,132		284		1,435
One third of rental payments	12,216		11,636		9,103		8,051		7,593
(Loss) Earnings before income taxes and fixed charges	$(372,644)		$1,034,415		$1,825,303		$117,919		$947,872

Fixed charges:
Interest expense, net of applicable taxes	$48,949		$44,413		$19,767		$38,756		$48,243
Interest credited to life policyholders (1)	11,030		8,665		7,610		8,983		8,073
Interest credited to retrocessionnaires on funds held on reinsurance treaties	108		962		1,132		284		1,435
One third of rental payments	12,216		11,636		9,103		8,051		7,593
Total fixed charges and preference share dividends	$72,303		$65,676		$37,611		$56,074		$65,344
Preference share dividends (2)	47,020		34,525		34,525		34,525		34,525
Total fixed charges	$119,323		$100,201		$72,136		$90,599		$99,869

Ratio of earnings to fixed charges	NM	(3)	15.75	x	48.53	x	2.10	x	14.51	x

Deficiency of earnings to fixed charges (4)	$444,947		N/A		N/A		N/A		N/A

Ratio of earnings to combined fixed charges and preference share dividends	NM	(3)	10.32	x	25.30	x	1.30	x	9.49	x

Deficiency of earnings to combined fixed charges and preference share dividends (4)	$491,967		N/A		N/A		N/A		N/A

(1)	Represents interest credited to policyholders on certain life reinsurance treaties for which PartnerRe earns compensating interest income.
(2)	Dividends have not been tax effected because they are presumed to be paid out of a Bermuda entity whose tax rate is zero.
(3)
NM: Not meaningful. The ratio for the year ended December 31, 2011 above is not meaningful due to the net loss reported for this period which was impacted by large catastrophic losses, including the Japan earthquake and resulting tsunami, the February and June New Zealand earthquakes, the floods in Thailand, the U.S. tornadoes, the floods in Queensland, Australia and aggregate contracts covering losses in Australia and New Zealand. Further information regarding the impact of these catastrophic losses on our financial results can be found in the documents incorporated by reference in the registration statement with which this exhibit is filed.

(4)	Represents additional earnings that would be necessary to result in a one-to-one ratio.